Fidelity buys shares of Starfield Resources Inc

For Immediate Release - Boston, Massachusetts – 18 March 2005

            Fidelity Management & Research Company and Fidelity Management Trust Company, of 82 Devonshire Street, Boston, Massachusetts, USA, as well as Fidelity International Limited of 42 Crow Lane, Pembroke, Bermuda (hereinafter referred to as “Fidelity”) announce that certain fund accounts for which Fidelity serves as investment adviser have purchased 2,129,500 shares (or 1.74%) of Starfield Resources Inc.’s outstanding common stock. Fidelity has control but not ownership of these shares. As a result of the purchase, Fidelity holds 14,307,984 shares (or 11.74%) of Starfield Resources Inc.’s common stock. Fidelity’s purchase of Starfield Resources Inc.’s common stock was executed on the Vancouver Exchange.

            Fidelity fund account purchases have been made for investment purposes only, and not with the purpose of influencing the control or direction of Starfield Resources Inc. The Fidelity fund accounts may, subject to market conditions, make additional investments in or dispositions of securities of Starfield Resources Inc., including additional purchases or sales of shares of common stock. Fidelity does not, however, intend to acquire 20% of any class of the outstanding voting or equity securities of Starfield Resources Inc.

For all inquiries, please contact:	Kim Flood
Vice President, External Communications
Fidelity Investments Canada Ltd.
(416) 217-7566